Ex 99.77C

Item 77: Attachments

SUB-ITEM 77C: Submissions of matters to a vote of security holders

A Special Meeting of Shareholders of State Street Research New York Tax-Free Fund, a series of State Street Research Tax-Exempt Trust, was convened on February 12, 2002. Shareholders were asked to approve or disapprove an Agreement and Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the State Street Research New York Tax-Free Fund by the State Street Research Tax-Exempt Fund, another series of the Trust. The results of the Meeting are as follows: 2,975,631 shares voted in favor of the proposal; 450,447 shares voted against the proposal; and 196,672 shares abstained.